May 13, 2015
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Lyn Shenk

Re:	Vail Resorts, Inc.
Form 10-K for Fiscal Year Ended July 31, 2014
Filed September 24, 2014
File No. 001-09614
Response dated April 14, 2015
Dear Mr. Shenk:
This letter responds to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 29, 2015 to Mr. Michael Z. Barkin, Executive Vice President and Chief Financial Officer of Vail Resorts, Inc. (the “Company”), regarding the above-referenced Annual Report on Form 10-K.
The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, the Company’s response to each of the numbered comments follows immediately below each numbered comment.

Financial Statement Notes
Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page F-10

1.
Refer to your response to prior comment 2. You state that the refundable initiation fees are subject to an unconditional refund 30 years from the effective date of membership. You disclose that for fees that are refundable in 30 years after the date of acceptance of a member, the difference between the amount paid by the member and the present value of the refund obligation is recorded as deferred initiation fee revenue and is recognized as revenue on a straight-line basis over 30 years. Please tell us the basis for your accounting treatment and the guidance you relied on in recognizing and classifying the accretion as revenue for fees that are fully refundable. In so doing, please tell us how your treatment complies with SAB Topic 13.A.4.a.

Response: We respectfully advise the Staff that we are not recognizing revenue on the refund obligation (the “deposit liability”) component of the refundable initiation fees. The deposit liability is determined at the date of the member’s payment of initiation fees and is calculated as the present value of the refund obligation contractually due in 30 years (and at no point before 30 years) utilizing an estimated market discount rate in accordance with ASC 835. It is important to note that the initiation fees bear no interest, therefore requiring that the discount rate be applied. The Company believes that the initiation fees less the deposit liability (which is recorded as deferred revenue) represent the approximate fair value of the benefits that the members are receiving over the term of the membership. As such, the deferred revenue is recognized on a straight-line basis over the term of the membership, or 30 years. In recognizing deferred revenue we considered SAB Topic 13.A.4.a as it provides for the recognition of refundable membership fees, net of estimated refunds (equal to the deposit liability), as unearned revenue to be recognized over the membership term. SAB Topic 13.A.4.a further indicates that the estimated refunds need to be reliable and made on a timely basis. The deposit liability is able to be reliably estimated because the refund is fixed and thus determinable in both amount and date. Additionally, the Company’s accounting model accretes the deposit liability using the interest method such that at the end of 30 years the deposit liability equals the full refund obligation, thus revenue and interest expense recognized is equal in the aggregate over the 30 year period.
Additionally, as mentioned above the accounting for club initiation fees that are refundable in 30 years falls under the purview of ASC 835 because the fees are refundable at only their original amount bearing no interest and only upon the thirtieth (30th) anniversary of the membership activation date, thus the terms of the refundable fees are not at market. Specifically, the Company’s accounting treatment is consistent with ASC 835-30-05-3, which provides guidance that the sales price and profit to a seller and the interest expense in subsequent periods are misstated unless a note is recorded at its present value. The Company also believes the exceptions to ASC 835 as noted in ASC 835-30-15-3 do not apply to these initiation fees. In particular, the Company does not believe ASC 835-30-15-3 c, which refers to amounts intended to provide security for one party to an agreement (i.e. a security deposit), is applicable because the initiation fees less the deposit liability represent the approximate fair value of the benefits the members will receive over the term of the membership. In conclusion, the Company believes the provisions of ASC 835 are applicable for club initiation fees that are refundable in 30 years because 1) the initiation fee is analogous to a note that does not bear interest; 2) the refund of the initiation fee is fixed as to date and amount; 3) the deposit liability represents the fair value of the refund obligation due in 30 years; and 4) the difference between the deposit liability and the initiation fee paid at the date of acceptance represents the fair value of services to be provided over the term of membership.
Additionally, on our website www.discovermembership.com we note that two of our clubs (The Arrabelle Club and Vail Mountain Club) provide for refundable initiation fees that are 100% refundable upon resignation. This statement is true to the extent a new member is replacing a resigned member in which case the new member directly pays the resigned member their initiation fee which in turn entitles the new member to the refund obligation to be paid by the Company at the end of 30 years from the resigned member’s original activation date. The Company is only responsible for the refund obligation at the end of the 30 year period. This provision is more clearly stated in the membership documents and membership application signed by each member before their membership is activated.

2.
We note on the website www.discovermembership.com that you have a number of signature clubs. We note that a number of the deposits for membership therein, which we believe to be the same as the initiation fees referred to in the preceding comment, are refundable to varying degrees (for example, 100%, 80%, 50%, etc.). Please correspond for us the initiation fees refundable in 30 years referred to in the preceding comment to your specific club memberships. In addition, tell us the following in regard to the deposits/initiation fees required for memberships in these clubs:

•
All of the types of deposits/fees that are refundable, and the terms and conditions upon which such are refundable, including any time periods or events associated with a refund (for example, in 30 years, upon resignation, etc.).

•	Your accounting treatment for each type of refundable deposit/fee.

•	The amount of revenue recognized in each of the last 3 years for deposits/fees that are refundable.

•
The aggregate balances at July 31, 2014 and the latest interim period end date practicable of deposits that are nonrefundable and refundable, respectively, where each balance is reported on the balance sheet, and any current portions of such balances.

Response: We respectfully submit to the Staff that we have two types of club memberships with initiation fees: (1) refundable initiation fee memberships (Arrabelle Club, Vail Mountain Club and Passport Club) as discussed in our response to comment one in which the Company provides a non-interest bearing refund of a member’s initiation fee at a set amount and date; and (2) non-refundable initiation fee memberships (Red Sky Golf Club, Game Creek Club, Arrowhead Alpine Club, Beaver Creek Club and Bachelor Gulch Club) in which the Company has no obligation to provide a refund. For the non-refundable initiation fee memberships, resigned members are only entitled to a refund upon a new member replacing the resigned club member’s “slot” of which the new member’s initiation fee funds all of the resigned member’s refund. In these circumstances we act solely as an “agent” for the resigned member in the transaction and therefore this transaction does not create any financial risk or obligation to the Company. If a replacement member is not available, the resigned member has no recourse against the Company for recovery of any portion of the initiation fee.
For non-refundable initiation fee clubs, the new member occupying the “slot” of a resigned member must pay at least, and in most cases, more than what the resigned member is being refunded thus there are no instances where the Company, as a result of these transactions, ends-up with less of the initiation fee paid by the originating (resigned) member. Once the vacancy created by the resigned member has been filled and the replacement member has paid the appropriate membership initiation fee in full, the resigned member’s initiation fee shall be repaid in an amount as specified in the membership agreement to the resigned member (depending on the club the resigned member may receive 80% of their initiation fee or an amount equal to 50% of the initiation fee paid by the new member, not to exceed the initiation fee paid by the resigned member).
For our refundable initiation fee clubs, we recognize the initiation fees as outlined in our response to comment one. For our non-refundable initiation fee clubs, we recognize the initiation fees, as well as any additional initiation fees received from new members net of amounts refunded to resigned members, over the expected life of the club, which, at inception, was 30 years (based on the expected life of the club facilities). We periodically review the expected remaining lives of each of our clubs and, if deemed appropriate, adjust the recognition periods based on the conclusion of such reviews.

During the last three fiscal years we recognized revenue associated with our refundable club initiation fees and non-refundable club initiation fees as follows (in thousands):

	Year Ended July 31,
Initiation Fee Clubs	2014	2013	2012
Refundable clubs	$2,530	$2,469	$2,421
Non-refundable clubs	5,040	4,970	4,912
Total	$7,570	$7,439	$7,333
For refundable and non-refundable initiation club fees, the current balances are reflected in accounts payable and accrued liabilities and the long-term balances are reflected in other long-term liabilities within our consolidated balance sheet. The aggregate balances at January 31, 2015 and July 31, 2014 are as follows (in thousands):

	As of
Initiation Fee Clubs	January 31, 2015	July 31, 2014
Refundable clubs:
Current deferred revenue	$2,668	$2,553
Long-term deferred revenue	59,902	58,306
Long-term deposit liability	10,894	10,115
Subtotal	73,464	70,974
Non-refundable clubs:
Current deferred revenue	4,667	4,768
Long-term deferred revenue	60,611	61,512
Subtotal	65,278	66,280
Total	$138,742	$137,254

* * *
We hope the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact me at (303) 404-1802 or Mark L. Schoppet, our Senior Vice President, Controller and Chief Accounting Officer at (303) 404-1930 at your earliest convenience.
Sincerely,
/s/ Michael Z. Barkin __________________
Michael Z. Barkin
Executive Vice President and Chief Financial Officer

cc: Mark L. Schoppet, Senior Vice President, Controller
and Chief Accounting Officer